FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	January 23, 2024	By:
			Name:	Cristina Circelli
			Title:	Vice-President, Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	News Release January 23, 2024

NEWS RELEASE

CN Announces New Normal Course Issuer Bid for

Share Repurchase and 7% Dividend Increase

MONTREAL, January 23, 2024 — CN (TSX: CNR) (NYSE: CNI) announced today that its Board of Directors has approved a 7% increase in the 2024 dividend on the Company's common shares outstanding as well as the repurchase of its shares under a new normal course issuer bid (Bid).

The Bid permits CN to purchase, for cancellation, over a 12-month period up to 32 million common shares, representing 5.63% of the 568,002,080 common shares issued and outstanding of the Company not held by insiders on January 18, 2024. On that date, 642,832,885 common shares were issued and outstanding.

“CN has continued to deliver good financial results and free cash flow despite challenging market conditions. Our performance and expectations support maintaining our uninterrupted growth in dividends since privatization. We are also announcing a new share repurchase program that is consistent with the announcement we made at our May investor day to gradually increase our leverage over time, subject to economic conditions.” - Ghislain Houle, Executive Vice-President and Chief Financial Officer, CN

The Bid will be conducted between February 1, 2024 and January 31, 2025 through a combination of discretionary transactions and automatic repurchase plans at market prices prevailing at the time of purchase, through the facilities of the Toronto and New York stock exchanges, or alternative trading systems in Canada and in the United States, if eligible, and will conform to their regulations. Purchases may also be conducted using derivative-based programs, accelerated share repurchase transactions, or other methods of acquiring shares, subject to any required regulatory and stock exchange approvals and on such terms and at such times as shall be permitted by applicable laws.

The decisions regarding the timing and size of future purchases of common shares under the Bid are subject to management’s discretion and are based on a variety of factors, including market conditions. The new Bid was approved by the Toronto Stock Exchange (TSX) today. TSX rules permit CN to purchase daily, through TSX facilities, a maximum of 263,790 common shares under the Bid.

CN believes that the repurchase of its shares represents an appropriate and beneficial use of the Company's funds.

CN's current normal course issuer bid, announced in January 2023 for the purchase of up to 32 million common shares, expires on January 31, 2024. As at the close of trading on January 18, 2024, CN had repurchased 27,831,537 common shares at a weighted-average price of C$156.25 per share, excluding brokerage fees, returning C$4,349 million to its shareholders. Purchases were made through the facilities of the Toronto stock exchange.

CN's Board of Directors also approved a first-quarter 2024 dividend on the Company's common shares outstanding. A quarterly dividend of eighty-four and a half cents (C$0.8450) per common share will be paid on March 28, 2024, to shareholders of record at the close of business on March 7, 2024.

Forward-Looking Statements

Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes", "expects", "anticipates", "assumes", "outlook", "plans", "targets" or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this news release.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. CN's network connects Canada’s Eastern and Western coasts with the U.S. South through an 18,800 mile rail network. CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:

Media	Investment Community
Jonathan Abecassis	Stacy Alderson
Director	Assistant Vice-President
Public Affairs and Media Relations	Investor Relations
(438) 455-3692	(514) 399-0052
media@cn.ca	investor.relations@cn.ca